Exhibit 99.1

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Thursday, 1 December 2022

INVESTOR BRIEFING DAY 2022

Woodside Energy CEO Meg O’Neill today outlined the company’s compelling investment proposition as a safe, reliable, low cost and lower carbon supplier of energy to a world that needs it.

“At this critical moment in time, with the world now feeling the impact of an energy security and affordability crisis, Woodside is producing and developing the products and services needed for both decarbonisation and to support growing populations and economies,” Ms O’Neill said at an investor briefing.

“Woodside is delivering on the strategy that drove the merger in June with BHP Petroleum, based on leveraging our portfolio of high quality assets, our disciplined approach to capital management and our ability to thrive through the energy transition.

“The company is well positioned as a high margin, high yield and gas weighted business that is generating strong returns today and will continue to do so as we realise our pipeline of development opportunities for 2027 onwards.

“Our expanded portfolio of long-life assets in Australia, the US, Senegal and the Caribbean offers the scale, diversification and resilience to deliver enduring value to shareholders.

“We are successfully executing world-class growth projects at Sangomar in Senegal and Scarborough/Pluto Train 2 in Australia, which are on target for first production in 2023 and 2026 respectively. The Mad Dog Phase 2 development in the Gulf of Mexico is also expected online in 2023.

“At Trion in Mexico, which contains around 500 million barrels of oil, the team is working towards being ready for a final investment decision in 2023.

“Our operating cash flow is forecast to remain at around $7 billion to $9 billion over the next five years. This, along with our strong debt profile with undrawn facilities of $4.1 billion, highlights the strength of the balance sheet and provides Woodside with the liquidity capacity for both major capital investment and shareholder returns. Our BBB+ and Baa1 credit ratings were also recently reaffirmed.

“Woodside will continue to apply our clear capital allocation framework as we assess our opportunities in both conventional and new energy, all of which must support our net equity emissions reduction targets and commitments to shareholders.

“Woodside’s customer-led, scalable approach to investing our targeted $5 billion in new energy and lower carbon services is beginning to yield results. In recent months, we announced plans for a hydrogen refuelling station near Perth and awarded a major contract for the H2OK hydrogen project in the US, where an investment decision is being targeted for 2023 and first production in 2025.

“Our LNG marketing strategy reflects changing global dynamics and we have expanded our presence in the Atlantic Basin and increased volume of shorter-term trading of all products. Woodside is both building on our existing long-term relationships and diversifying our customer base to ensure our position as a partner of choice to buyers seeking reliable supply and energy security.

“We have already implemented initiatives to deliver more than $200 million in post-merger synergies and are on track to achieve net synergies of more than $400 million by 2024,” she said.

To access the live webcast of the Investor Briefing Day, please follow the link at https://webcast.openbriefing.com/9173/. The webcast will commence at 09.30 AEDT / 06.30 AWST (16.30 CST on Wednesday, 30 November 2022).

A copy of Woodside’s Investor Briefing Day 2022 slide pack is attached.

Contacts:
INVESTORS Matthew Turnbull M: +1 (713) 448-0956 M: +61 410 471 079 Sarah Peyman M: +61 457 513 249 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward looking statements

This presentation contains forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements about expectations regarding long-term demand for Woodside’s products, timing of completion of Woodside’s projects, expected synergies from the BHP Petroleum merger, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities, and new energy products, and expectations regarding the achievement of Woodside’s scope 1 and 2 new equity emissions targets. All forward-looking statements contained in this presentation reflect Woodside’s views held as at the date of this presentation. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as ‘guidance’, ‘foresee’, ‘likely’, ‘potential’, ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions.

Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries.

Details of the key risks relating to Woodside and its business can be found in the “Risk” section of Woodside’s most recent Annual Report released to the Australian Securities Exchange and in Woodside’s filings with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. Further details of the key risks can also be found in the prospectus issued by Woodside in connection with its admission to trading on the London Stock Exchange, available on the Company’s website at https://www.woodside.com/investors. You should review and have regard to these risks when considering the information contained in this presentation.

Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

INVESTOR BRIEFING DAY 2022 1 December 2022 www.woodside.com investor@woodside.com

WELCOME Matthew Turnbull Vice President Investor Relations

Disclaimer, important notes and assumptions

Information

- This presentation has been prepared by Woodside Energy Group Ltd ("**Woodside**"). By accessing/attending this presentation you agree to be bound by the following conditions.
- All information included in this presentation, including any forward-looking statements, speaks only as of the date of this presentation.
- Except as required by law, neither Woodside, its related bodies corporate, nor any of their respective officers, directors, employees, advisers or representatives ("**Beneficiaries**") intends to, or undertakes to, or assumes any obligation to, provide any additional information or revise the statements in this presentation, whether as a result of a change in expectations or assumptions, new information, future events, results or circumstances.
- This presentation may contain industry, market and competitive position data that is based on industry publications and studies conducted by third parties as well as Woodside's internal estimates and research. While Woodside believes that each of these publications and third party studies is reliable and has been prepared by a reputable source, Woodside has not independently verified the market and industry data obtained from these third party sources and cannot guarantee the accuracy or completeness of such data. Accordingly, undue reliance should not be placed on any of the industry, market and competitive position data contained in this presentation.
- To the maximum extent permitted by law, neither Woodside, its related bodies corporate, nor any of their respective Beneficiaries, assume any responsibility for, or make any representation or warranty (express or implied) as to, the fairness, currency, accuracy, adequacy, reliability or completeness of the information or any opinions expressed in this presentation or the reasonableness of any underlying assumptions.

No offer or advice

- This presentation is not intended to and does not constitute, form part of, or contain an offer or invitation to sell to Woodside shareholders (or any other person), or a solicitation of an offer from Woodside shareholders (or any other person), or a solicitation of any vote or approval from Woodside shareholders (or any other person) in any jurisdiction.
- This presentation has been prepared without reference to the investment objectives, financial and taxation situation or particular needs of any Woodside shareholder or any other person. The information contained in this presentation does not constitute, and should not be taken as, financial product or investment advice. Woodside encourages you to seek independent legal, financial, taxation and other professional advice before making any investment decision.
- This presentation shall not be distributed, transmitted, published, reproduced or otherwise made available to any other person, in whole or in part, directly or indirectly, for any purposes whatsoever. In particular, this presentation and the information contained herein may not be taken or transmitted, in, into or from and may not be copied, forwarded, distributed or transmitted in or into any jurisdiction in which such release, publication or distribution would be unlawful. The release, presentation, publication or distribution of this presentation, in whole or in part, in certain jurisdictions may be restricted by law or regulation, and persons into whose possession this presentation comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of the relevant jurisdiction. Woodside does not accept liability to any person in relation to the distribution or possession of this document in or from any such jurisdiction.

Forward looking statements

- This presentation contains forward-looking statements with respect to Woodside's business and operations, market conditions, results of operations and financial condition, including, for example, but not limited to, statements about expectations regarding long-term demand for Woodside's products, timing of completion of Woodside's projects, expected synergies from the BHP Petroleum merger, expectations regarding future capital expenditures, the payment of future dividends and the amount thereof, future results of projects, operating activities, and new energy products, and expectations regarding the achievement of Woodside's Scope 1 and 2 equity emissions targets. All forward-looking statements contained in this presentation reflect Woodside's views held as at the date of this presentation. All statements, other than statements of historical or present facts, are forward-looking statements and generally may be identified by the use of forward-looking words such as 'guidance', 'foresee', 'likely', 'potential', 'anticipate', 'believe', 'aim', 'estimate', 'expect', 'intend', 'may', 'target', 'plan', 'forecast', 'project', 'schedule', 'will', 'should', 'seek' and other similar words or expressions.
- Forward-looking statements are not guarantees of future performance and are subject to inherent known and unknown risks, uncertainties, assumptions and other factors, many of which are beyond the control of Woodside, its related bodies corporate and their respective Beneficiaries.
- Details of the key risks relating to Woodside and its business can be found in the "Risk" section of Woodside's most recent Annual Report released to the Australian Securities Exchange and in Woodside's filings with the U.S. Securities and Exchange Commission and available on the Woodside website at https://www.woodside.com/investors/reports-investor-briefings. Further details of the key risks can also be found in the prospectus issued by Woodside in connection with its admission to trading on the London Stock Exchange, available on the Company's website at https://www.woodside.com/investors. You should review and have regard to these risks when considering the information contained in this presentation.
- Investors are strongly cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary materially from those expressed in, or implied by, any forward-looking statements.

Notes to petroleum resource estimates

1. Unless otherwise stated, all petroleum resource estimates are quoted as at the effective date (i.e. 1 June 2022) of the Reserves and Resources Update included in Woodside's Half-Year Report released to the Australian Securities Exchange and the London Stock Exchange on 30 August 2022 and available at https://www.woodside.com/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius).
2. Woodside is not aware of any new information or data that materially affects the information included in the Reserves and Resources Update. All the material assumptions and technical parameters underpinning the estimates in the Reserves and Resources Update continue to apply and have not materially changed.
3. Proved (1P) Reserves are estimated and reported in accordance with the United States Securities and Exchange Commission (SEC) regulations, which are also compliant with SPE-PRMS guidelines. SEC-compliant Proved (1P) Reserves estimates use a more restrictive, rules-based approach and are generally lower than estimates prepared solely in accordance with SPE-PRMS guidelines due to, among other things, the requirement to use commodity prices based on the average price during the 12-month period in the reporting company's fiscal year. Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources are estimated and reported in accordance with SPE-PRMS guidelines and are not compliant with SEC regulations.

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Disclaimer, important notes and assumptions (continued)

Notes to petroleum resource estimates (continued)

4. Woodside reports its petroleum resource estimates inclusive of all fuel consumed in operations.
5. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO) or platform, while for the onshore gas projects the reference point is defined as the outlet of the downstream (onshore) gas processing facility.
6. Woodside uses both deterministic and probabilistic methods for the estimation of Reserves and Contingent Resources at the field and project levels. All Proved (1P) Reserves estimates have been estimated using deterministic methodology and reported on a net interest basis in accordance with the SEC regulations and have been determined in accordance with SEC Rule 4-10(a) of Regulation S-X. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. The aggregated Proved (1P) Reserves may be a conservative estimate due to the portfolio effects of arithmetic summation.
7. 'MMboe' means millions (10^6) of barrels of oil equivalent. Natural gas volumes are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of natural gas liquids, oil and condensate are converted from MMbbl to MMboe on a 1:1 ratio.

Assumptions

- Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) US$70/bbl Brent long term oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside's current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.

Climate strategy and emissions data

- Further information as to Woodside's climate strategy, including references to "lower carbon" as part of that strategy, is set out in Woodside's Climate Report 2021 available on the Woodside website at https://www.woodside.com/sustainability/climate-change. The glossary and footnotes to this presentation provide further clarification of "lower carbon" where applicable.
- All greenhouse gas emissions data in this presentation are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions.
- Woodside "greenhouse gas" or "emissions" information reported are Scope 1 GHG emissions, Scope 2 GHG emissions, and/or Scope 3 GHG emissions. For more information on emissions data refer to Woodside's Climate Report 2021 available on the Woodside website at https://www.woodside.com/sustainability/climate-change

Other important information

- All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.
- References to "Woodside" may be references to Woodside Energy Group Ltd, Woodside Energy Group Ltd and its subsidiaries or Woodside Energy Group Ltd and its applicable subsidiaries (as the context requires).
- This presentation does not include any express or implied prices at which Woodside will buy or sell financial products.
- A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Non-IFRS financial information

- Throughout this presentation a range of financial and non-financial measures are used to assess Woodside's performance, including a number of financial measures that are not defined or specified under IFRS (International Financial Reporting Standards), which are termed Non-IFRS Financial Measures. These measures include EBITDA margin, Gearing, Underlying NPAT, Free cash flow and Capital expenditure. Refer to the glossary section of this presentation for the definition of these terms. Management uses these measures to monitor Woodside's financial performance alongside IFRS measures to improve the comparability of information between reporting periods and business units. These Non-IFRS Financial Measures should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Non-IFRS Financial Measures are not uniformly defined by all companies, including those in Woodside's industry. Accordingly, they may not be comparable with similarly titled measures and disclosures by other companies.

Disclosure of reserve information and cautionary note to US investors

- Woodside is an Australian company listed on the Australian Securities Exchange, the New York Stock Exchange and the London Stock Exchange. Woodside reports its Proved (1P) Reserves in accordance with SEC regulations, which are also compliant with SPE-PRMS guidelines, and prepares and reports its Proved plus Probable (2P) Reserves and Best Estimate (2C) Contingent Resources in accordance with SPE-PRMS guidelines. It reports all of its petroleum resource estimates using definitions consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS).
- The SEC prohibits oil and gas companies, in their filings with the SEC, from disclosing estimates of oil or gas resources other than "reserves" (as that term is defined by the SEC). In this presentation, Woodside includes estimates of quantities of oil and gas using certain terms, such as "Proved plus Probable (2P) Reserves", "Best Estimate (2C) Contingent Resources", "Reserves and Contingent Resources", "Proved plus Probable", "Developed and Undeveloped", "Probable Developed", "Probable Undeveloped", "Contingent Resources" or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC's definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Woodside from including in filings with the SEC. These estimates are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery, and accordingly are subject to substantially greater risk of being recovered by Woodside. In addition, actual locations drilled and quantities that may be ultimately recovered from Woodside's properties may differ substantially. Woodside has made no commitment to drill, and likely will not drill, all of the drilling locations that have been attributable to these quantities. US investors are urged to consider closely the disclosures in Woodside's filings with the SEC, which are available at www.sec.gov.

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Evacuation route Follow directions of emergency wardens Do not use lifts Leave by the nearest fire exit stairs Evacuate to an assembly point, north of Crown Sydney at the Barangaroo Reserve, or south of Crown Sydney at the Barangaroo Wharf Promenade 5

Introduction and welcome Overview Meg O’Neill, CEO and Managing Director Graham Tiver, CFO and Executive Vice President Finance Marketing and trading Mark Abbotsford, Executive Vice President Marketing and Trading Matthew Ridolfi, Executive Vice President Projects Projects Breyden Lonnie, Vice President North West Shelf Australian operations Shiva McMahon, Executive Vice President International Operations International operations Exploration and development Andy Drummond, Executive Vice President Exploration and Development Shaun Gregory, Executive Vice President New Energy New energy Meg O’Neill, CEO and Managing Director Summary and Q&A 6

OVERVIEW Meg O’Neill Chief Executive Officer and Managing Director

The investment case – a global energy supplier DISCIPLINED CAPITAL HIGH QUALITY POSITIONED FOR THE MANAGEMENT PORTFOLIO ENERGY TRANSITION Framework established to optimise value Agile, flexible and adaptable as the Scale, diversification and resilience and shareholder returns world’s energy mix evolves to deliver enduring value Resilient cash flow Advantaged locations and markets 1 Delivering net emissions reduction targets History of strong dividends Conventional asset base weighted to LNG Progressing new energy opportunities Clear capital allocation and Major growth projects in execution capital management frameworks Customer-led and scalable Pipeline of opportunities Strong balance sheet Safe | Reliable | Low cost | Lower carbon | High cash generation 1. Woodside’s net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020. The baseline will be adjusted for the assets acquired through the merger with 8 BHP Petroleum and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021.

Strongly positioned business 3 1 2 GAS WEIGHTED STRONG MARGIN HIGH DIVIDEND YIELD 2 3 1 Last twelve months yield (%) % gas in portfolio EBITDA margin (%) 10 90 100 75 60 5 50 30 25 0 0 0 Distinctive combination of strong margin, high dividend yield and gas weighting Dataset: Woodside Energy, Apache, Continental Resources, Canadian Natural Resources, ConocoPhillips, Coterra Energy, Devon Energy, ENI, EOG Resources, Equinor, Hess Corporation, Inpex, Marathon Oil, Pioneer Natural Resources, Occidental Petroleum, Santos Source: ThomsonReuters Eikon (using last full-year of reported data). 1. Non-IFRS financial measure. EBITDA margin is calculated as earnings before interest, taxes, depreciation and amortisation divided by operating revenue. Source: ThomsonReuters Eikon (using last full-year of reported data). 2. Dividend yield as of November 16, 2022. Yield is the quantum of returns to shareholders relative to share price, as at November 16, 2022. Source: Bloomberg. 9 3. % gas is natural gas production divided by the total of oil, condensate, NGL, and natural gas production. Third Quarter 2022 production for Woodside. Source: ThomsonReuters Eikon (using last full-year of reported data).

Production growth supported by projects in execution 1 Production profile with sanctioned projects (MMboe) >4% compound annual growth rate (CAGR) from Scarborough Subsea 1 tie-back 250 2023 to 2027 Shenzi projects North Sangomar Future opportunities Mad Dog include Trion, Calypso, BHP Phase 2 Browse, Sunrise Petroleum 200 Key catalysts for production growth are Sangomar merger and Scarborough start-up 150 2023 production guidance of 180 – 190 MMboe 100 Pipeline of opportunities post-2027 50 0 2021 2022 2023 2024 2025 2026 2027 1. Indicative only, Woodside share. The production profile is based on the assumptions that current sanctioned projects are delivered within their target schedules, an 82% participating interest in Sangomar and a 100% interest in Scarborough. It also assumes no sell-down of participating interests in Sangomar or Scarborough. Accordingly, the production profile is provided for illustrative purposes only and should not be relied on as guidance. 10 Please refer to the “Disclaimer and important notices” section (including under the heading “Forward looking statements”) for important cautionary information relating to forward looking statements.

Our products enable a stable energy transition ENERGY AFFORDABILITY Affordability is required for energy equity and a stable energy transition ENERGY RELIABILTY Secure, reliable energy is essential for economic growth and developing economies Gas provides electricity grids with reliable baseload and firming power, enabling increased renewables deployment Providing the energy needed in a decarbonising world LOWER CARBON ENERGY MIX Emerging new energy markets will be balanced with lower cost, lower carbon oil and gas 11

Economic growth driving energy demand 2 3 World population (billion) World real GDP ($ trillion) 10 250 8 200 150 6 Global GDP expected to almost double by 2050 and 4 100 global population growth is forecast to continue 2 50 History Forecast History Forecast 0 0 Non-OECD energy demand increase expected to 2000 2010 2020 2030 2040 2050 1990 2000 2010 2020 2030 2040 2050 outstrip efficiencies gained in OECD 4 4 World total energy supply (EJ) World total energy supply (EJ) 800 800 One in four people do not have access to clean STEPS 1 600 cooking fuels 600 APS STEPS NZE Non-OECD 400 400 APS 1 One in ten people do not have access to electricity STEPS 200 200 OECD APS 0 0 2010 2020 2030 2040 2050 2010 2020 2030 2040 2050 4 4 4 History Net Zero Emissions Announced Policies Stated Policies 1. Source: IEA World Energy Outlook (2022). Statistics relate to 2021 as contained in the report. 2. History sourced from United Nations. Forecast: IEA World Energy Outlook (2022). 3. History sourced from OECD long-term real GDP forecast in 2010 USD (Purchasing Power Parity PPP basis). Forecast based on growth rates published in IEA World Energy Outlook (2022) Table 2.1. 4. Source: IEA World Energy Outlook (2022). Total energy supply in exajoules (EJ). Net Zero Emissions (NZE) is an IEA scenario consistent with 1.5ºC warming. Announced Pledges (APS) is an IEA scenario consistent with 1.7ºC 12 warming. Stated Policies (STEPS) is an IEA scenario associated with 2.5ºC warming.

Resilient hydrocarbon demand in a range of scenarios 2 2 Oil demand (EJ) Natural gas demand (EJ) 400 400 300 300 STEPS 200 200 Demand for oil and natural gas expected to remain STEPS APS strong to 2050+ APS 100 100 NZE NZE 0 0 2020 2025 2030 2035 2040 2045 2050 Delivering IEA’s Announced Pledges scenario (APS) 2020 2025 2030 2035 2040 2045 2050 requires global cumulative investment (2022-2050) of: 2 2 Low carbon hydrogen demand (EJ) Renewables demand (EJ) 400 400 NZE 1 • $15.3 trillion in oil and gas APS 300 300 1 • $1.9 trillion in hydrogen STEPS 200 200 100 100 NZE APS 0 0 STEPS 2020 2025 2030 2035 2040 2045 2050 2020 2025 2030 2035 2040 2045 2050 2 2 2 Net Zero Emissions Announced Policies Stated Policies 1. Cumulative investment in H2 and H2-based fuels from 2022-2050 in 2021 US dollars. 2. Source: IEA World Energy Outlook (2022). Total energy supply in exajoules (EJ). Net Zero Emissions (NZE) is an IEA scenario consistent with 1.5ºC warming. Announced Pledges (APS) is an IEA scenario consistent with 1.7ºC 13 warming. Stated Policies (STEPS) is an IEA scenario associated with 2.5ºC warming.

Natural gas is important for economic progress 1 Global oil and gas pricing disrupted post Ukraine (Indexed to September 2020 at 100) 2,500 Ukraine crisis has disrupted global markets, highlighting the importance of energy security and 2,000 affordability 1,500 Global markets also impacted by renewables 1,000 European natural gas (TTF) performance, demand, low inventories and weather Asian LNG spot (JKM) 500 US Henry Hub gas Brent oil price 0 Natural gas is expected to play a critical role in the 1-Sep-20 1-Mar-21 1-Sep-21 1-Mar-22 1-Sep-22 energy transition across a range of sectors and is important as a lower carbon alternative to coal 2 Global gas demand by sector 2021 Woodside is well positioned to meet customer demand for reliable and secure energy supply 3 Residential and Industrial Power (35%) Other (18%) commercial (26%) (21%) 1. Source: ICE and Platts. 2. Source: IEA. 14 3. Other includes energy sector uses, transport, agriculture, distribution losses, and statistical differences.

Strategy to thrive through the energy transition

PROFITABLE

High cash generation

Robust investment decisions

LOWER CARBON

Targeted 30% reduction in net equity Scope 1 and 2 emissions by 2030[1]

New energy projects and lower carbon services

RESILIENT

Strong balance sheet

Resilient across a range of possible energy-use scenarios


OPTIMISE VALUE AND SHAREHOLDER RETURNS

LOW COST

Resilient portfolio cash flow breakeven oil price of ~$30/bbl[2]

DIVERSIFIED

Development options

Advantaged locations

Long-life conventional assets

1. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020. The baseline will be adjusted for the assets acquired through the merger with BHP Petroleum and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021.
2. Notional breakeven based on 2023 operating and capital expenditure excluding major projects (Scarborough, Sangomar, Mad Dog Phase 2), trading, exploration and the benefit of hedging.

15 Woodside Energy

Global, competitively-positioned portfolio

PORTFOLIO BENEFITS

- Diversified product mix
- Geographically diverse
- Conventional production
- Long-life assets
- Emerging new energy business

Diversified sources of production[1]


Western Australia (67%)
East coast Australia (18%)
US Gulf of Mexico (10%)
Caribbean (5%)

Diversified product mix[1]


LNG (48%)
Pipeline gas (24%)
NGLs (4%)
Oil and condensate (24%)


Senegal
Sangomar
East coast Australia
Bass Strait
Gulf of Mexico
Houston
Shenzi | Atlantis | Mad Dog | Trion
Caribbean
Greater Angostura | Ruby
Western Australia
Perth
Pluto | North West Shelf | Pyrenees | Macedon | Wheatstone | Julimar-Brunello | Ngujima-Yin | Okha | Scarborough

Map includes producing assets and major projects.

1. Existing production. Data from Woodside Third Quarter 2022 Report.

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Woodside Energy

Disciplined capital allocation OIL GAS NEW ENERGY OFFSHORE PIPELINE LNG DIVERSIFIED Generate high returns to fund New energy products and lower Leveraging infrastructure to monetise undeveloped diversified growth, focusing on carbon services to reduce customers’ FOCUS gas, including optionality for hydrogen 1 high quality resources emissions; hydrogen, ammonia, CCUS Stable long-term cash High cash generation Long-term cash flow Developing market flow profile Shorter payback period Strong forecast demand Lower capital requirement CHARACTERISTICS Resilient to commodity Quick to market Upside potential Lower risk profile pricing IRR > 15% IRR > 12% IRR > 10% OPPORTUNITY 2 2 2 TARGETS Payback within 5 years Payback within 7 years Payback within 10 years EMISSIONS 3 30% net emissions reduction by 2030, net zero aspiration by 2050 or sooner REDUCTIONS 1. CCUS refers to carbon capture utilisation and storage. 2. Payback refers to RFSU + X years. 3. Woodside’s net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020. The baseline will be adjusted for the assets acquired through the merger with BHP 17 Petroleum and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021.

Opportunities across multiple energy sources

OIL

Sangomar Phase 1 targeting first oil late 2023

Trion targeting FID ready 2023

Future tieback opportunities, quick to market and low cost



Ocean BlackRhino drillship

GAS

Scarborough development underway

Future growth opportunities include **Calypso, Browse and Sunrise**

Flexible and dynamic **marketing strategy**



Trunkline fabrication

NEW ENERGY

Hydrogen opportunities include **H2OK, H2Perth, H2TAS, Southern Green Hydrogen (SGH)**

Long-lead items ordered for H2OK, targeting FID ready 2023

Investment in Heliogen, String Bio, Hydrogen Refueller @H2Perth



H2OK concept image

All dates and plans are Woodside targets unless otherwise specified and subject to market conditions, regulatory approvals, government approvals and commercial agreements. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.

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Woodside Energy

Merger benefits being realised

MERGER BENEFITS

- Portfolio quality
- Cash generation and balance sheet
- Shareholder returns and capital discipline
- Development optionality
- Energy transition leadership
- Synergies and value creation

Implemented initiatives to deliver approximately $200 million+ post-merger annual synergies[1]

On track to achieve $400 million+ per annum net synergies by early 2024[1]

Strategic review affirmed the portfolio composition; Scarborough selldown process is ongoing

Example synergy opportunities

- Organisation restructure and consolidation
- Optimise exploration portfolio
- Marketing and trading efficiencies in portfolio trading
- Consolidation of contractors
- Reduction of duplicate spend – licences, subscriptions etc.
- Optimising insurance
- Integration of drilling and seismic campaigns

1. Pre-tax 100% basis. Excluding transition and separation costs. Net of any expected ongoing cost increases as a result of the merger.

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Woodside Energy

Investing in emissions reduction

SCOPE 1 AND 2

Reducing our net equity greenhouse gas emissions

15%	30%	Net zero
by 2025	by 2030	aspiration by 2050 or sooner

Net equity emissions reduction targets[1]

10% net emissions reduction achieved to 2021[2]

Targets extended to merged portfolio

Investing ~$500 million in **asset decarbonisation plans**[3]

Woodside Solar Project

SCOPE 3

Investing in the products and services our customers need as they reduce their emissions

$5 billion

Target to invest in new energy products and lower carbon services by 2030[4]

LNG supports our **customers'** decarbonisation goals

H2OK; H2Perth; Heliogen; Southern Green Hydrogen; H2TAS

Carbon capture and utilisation and **carbon to products**

Development of future oil, gas and new energy opportunities will be aligned with our decarbonisation targets

1. Woodside's net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020. The baseline will be adjusted for the assets acquired through the merger with BHP Petroleum and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021.
2. Woodside's net equity Scope 1 and 2 greenhouse gas emissions totalled 3,235 kt CO_2-e in 2021, which was 10% below the 2016-2020 gross annual average.
3. Approximate expenditure to implement opportunities identified in Australian Operations asset decarbonisation plans assuming all opportunities progress to execution.
4. Individual investment decisions are subject to Woodside's investment hurdles. Not guidance. Potentially includes both organic and inorganic investment.

20

Woodside Energy

A focus on sustainability and ESG issues SOCIAL GOVERNANCE ENVIRONMENTAL First Nations cultural heritage and Climate resilience and Health, safety and wellbeing engagement transition Corporate governance TOPICS Human rights Decommissioning Cybersecurity People and culture Environment Major incident preparedness Social contribution A$115 million social investment in Focusing on reducing net emissions and Implementing area-specific safety Western Australian communities over the asset decarbonisation plans improvement plans EXAMPLE next five years ACTIONS Establishing US cyber hub and global Working with leading environmental Established Indigenous Advisory Group research institutions on biodiversity response capability bi-annual roundtable forum Integrity, accountability and transparency drives our ESG performance 21

FINANCE Graham Tiver Chief Financial Officer and Executive Vice President

Capital management optimising shareholder growth and returns 1 2 3 Well positioned for major Capital management supports Resilient through the capital investment through strong dividends and growth price cycle 2023 and 2024 Special dividends Dividend Safe, reliable Investment Strong balance policy and low cost Share buy-backs expenditure sheet (minimum 50% operations payout ratio) Future investment CAPITAL Excess MANAGEMENT cash FRAMEWORK Maintain dividend based on Targeting Investment grade NPAT excluding non- 10-20% gearing credit rating recurring items, targeting through the cycle 50-80% payout ratio 23

Liquidity capacity for major capital investment and shareholder returns Continuing strong liquidity 9.4 7.0 6.7 6.1 Undrawn facilities 3.9 Cash Strong liquidity supported by cash generation Liquidity Undrawn debt facilities of $4.1 billion 2018 2019 2020 2021 31-Oct-22 Balanced maturity profile; 3.6 years portfolio 2 Balanced debt maturity profile weighted average term to maturity 2 1.5 1 Credit ratings of BBB+ and Baa1 reaffirmed Undrawn 1 Drawn 0.5 0 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 1. Corporate debt credit ratings. BBB+ reaffirmed by S&P Global, Baa1 reaffirmed by Moody’s. 24 2. As at 31 October 2022. $ billion $ billion

Investing in growth

2023 capital expenditure guidance of $6.0-6.5 billion

Investing in Woodside's future production

Maximising production from existing facilities

Capacity for future profitable investment opportunities

Forecast capital expenditure – committed activities ($ billion)[1]



7
6
5
4
3
2
1
0
2022
2023
2024
2025
2026
2027
Sangomar
Scarborough
GoM & Caribbean 2
Australia, Corporate & Other 3
Potential major capital expenditure 4

2023 forecast capital expenditure

Capital expenditure		
Sangomar	%	~20%
Scarborough	%	~50%
GoM & Caribbean[2]	%	~15%
Australia, Corporate & Other[3]	%	~15%
Total capital expenditure	**$ million**	**6,000 – 6,500**

1. Indicative only, not guidance. Woodside share at current equity levels. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.
2. GoM & Caribbean includes future uncommitted expenditure.
3. Australia, Corporate & Other includes capital expenditure for Australian operations; Corporate; New Energy; Technology; and pre-FID capital expenditure for Browse and Sunrise.
4. Potential major capital expenditure is committed activities and indicative execution expenditure for Trion, Calypso and H2OK, assuming current participating interests and positive FIDs in accordance with targeted project schedules.

25

Woodside Energy

Resilient cash flows 1 Operating cash flow 10 8 6 4 Resilient cash flow profile supported by portfolio of 2 operational assets 0 2022 2023 2024 2025 2026 2027 Cash flow supports funding of projects under 1,2 construction and shareholder returns Free cash flow 8 6 Approximately $70 million movement in free cash 4 flow per $1 movement in Brent oil price 2 0 2022 2023 2024 2025 2026 2027 1. Indicative only and intended to provide overall future profiles for operating cash flow and free cash flow. The profiles assume a Brent oil forward price curve (as at 16 November 2022) of $89/bbl in 2023, $82/bbl in 2024, $77/bbl in 2025, $75/bbl in 2026 followed by a long term $70/bbl (real terms 2022) from 2027. Includes sanctioned projects at current equity levels and unsanctioned cash flows for Trion in 2023 only. Assumes foreign exchange rate of AUD to USD 0.67. Assumes currently sanctioned projects being delivered in accordance with their current project schedules. Accordingly, the profiles are provided for illustrative purposes only and should not be relied on as guidance. Please refer to the “Disclaimer and important notices” section (including under the heading “Forward looking statements”) for important cautionary information relating to forward looking statements. 26 2. Non-IFRS measure. Free cash flow is cash flow from operating activities less cash flow from investing activities. Committed capital only. $ billion $ billion

Returning value to shareholders 1 Dividends paid (US cps) 160 100% 94% 90% 80% 81% 80% 79% 80% 120 70% Balance sheet positioned to deliver growth and returns 91 60% 105 80 50% History of strong shareholder returns 40% 55 109 30% 40 214 US cents per share of fully franked dividends paid in 20% 12 last 12 months 53 36 10% 30 26 0 0% 2018 2019 2020 2021 H1 2022 Final dividend payment Interim dividend payment Full-year dividend payout ratio (% of underlying NPAT) 27 1. 2022 shows interim dividend only, including merger completion payment component. 2022 payout ratio excludes merger completion payment component.

MARKETING AND TRADING Mark Abbotsford Executive Vice President Marketing and Trading

Customer-led and value-led marketing strategy BUILDING SCALE ADAPTABLE, RESILIENT FOCUS ON CUSTOMERS AND FLEXIBILITY IN AND RESPONSIVE TO AND THE ENERGY PORTFOLIO MARKET CHANGES TRANSITION Contract portfolio and price mix that Positioning as partner of choice to high- balances exposure to upside and revenue quality buyers seeking reliable supply and certainty during volatile conditions Expanding global marketing presence, energy security including in the Atlantic where we have Layering timing of sales through market options for low-cost, flexible LNG offtake cycles, to capture opportunities at right Building on core long-term partnerships time Increasing optimisation and shorter-term trading of all products Scaling up shipping to support marketing Diversifying customer base and and create value through delivery of expanding new energy offerings seaborne products 29

Increasing price index diversification and gas hub exposure

Near-term (2023-2025)

- Leverage flexibility in base portfolio of oil-indexed sales to access upside through optimisation
- Retain share of uncommitted production to de-risk operations and access spot market
- Low volatility (including fixed price) sales support revenue stability
- Produced LNG gas hub exposure guidance of 20-25% in 2023



Produced total portfolio[1]
~20%
~70%
~10%
Produced LNG portfolio[1]
~10%
~65%
~20-25%
Low volatility
Oil
Gas hub

Longer-term (2027+)

- Increased portfolio flexibility with new production and expiry of legacy LNG and gas contracts
- Diversified LNG portfolio; sales tenor, buyers, pricing, price reviews and flexibility
- Adaptable and responsive to the market and buyers



Produced total portfolio[1]
~20%
~60%
~20%
Produced LNG portfolio[1]
~10%
~55%
~30-35%
Low volatility
Oil
Gas hub

1. Indicative only. Not guidance. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.

30

Woodside Energy

Increasing gas supply for Australian energy market needs

Western Australia

- LNG plants operate within WA's domestic gas reservation policy
- Portfolio of gas supply sources delivered to a diverse customer base at largely fixed pricing, increasing with Scarborough start up
- Recent stronger pricing achieved from upwards market trajectory


~18%
Woodside
market share[1]
WA supply

East coast Australia

- 100% delivered to domestic market
- Exposure to recent elevated spot gas pricing, reflecting strong market demand for gas in residential and power sectors
- Opportunities including LNG imports, gas storage and other complementary activities


~20%
Woodside
market share[1,2]
East coast supply


East coast Australia
Bass Strait
Perth
Western Australia
Pluto | North West Shelf |
Macedon | Wheatstone

1. AEMO 2023 forecast market share based on volume. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.
2. East coast Australia includes New South Wales, Victoria, South Australia, Queensland, Australian Capital Territory and Tasmania.

31
Woodside Energy

PROJECTS Matthew Ridolfi Executive Vice President Projects

Outstanding project delivery, benefiting from increased scale Zero lost time injuries or high-consequence work related injuries SAFE Applying technology to reduce safety hazards and optimise day to day operations Increased scale enables improved contracting efficiency LOW COST Delivery ahead of schedule and under budget: Greater Western Flank Phase 3, Pyxis Hub, Julimar-Brunello Phase 2 and Shenzi subsea multiphase pumping Two operated major projects in progress with pipeline of operated development opportunities Currently operating six drilling rigs globally SCALE Capabilities and ways of working that scale across organisation LOWER 1 Engineering decisions during the design phase in support of Scope 1 and 2 targets CARBON 33 1. Refer to slide 20 for further information on Woodside’s net emissions reduction targets.

Pipeline of conventional opportunities


OIL
GAS
UNSANCTIONED DEVELOPMENTS
SANCTIONED PROJECTS
Atlantis opportunities
Shenzi opportunities
Mad Dog opportunities
Trion
Mad Dog Phase 2
Shenzi North
Atlantis Phase 3 and DC802
Pyrenees Phase 4
Sangomar
Browse
Sunrise
Calypso
Bass Strait opportunities
Western Australian opportunities
Kipper Compression
Bass Strait Ethane Blending
Pluto Train 2
Scarborough
PLA08, Pluto Water Handling and Pyxis Hub
Oil
Gas
Unsanctioned
Sanctioned

Size of bubble proportionate to unrisked project capital expenditure (Woodside share). Indicative only, not guidance. New energy opportunity pipeline on slide 58.

34

Woodside Energy

Sangomar Phase 1 – 72% complete, targeting first oil late 2023 • Second rig in operation since July 2022 • 6 out of 23 development wells completed Drilling • On schedule with strong batch drilling performance Hull conversion • Conversion, topsides and turret fabrication complete FPSO • Integration and commissioning to commence in Singapore conversion • All equipment manufacture nearing completion • Offshore construction campaign commenced in September 2022 Subsea • Pipelay activities ongoing Pipelay vessel in operation 35 Percentage completions refer to the period ended 31 October 2022.

Scarborough – 23% complete, targeting first LNG cargo 2026

Pluto LNG onshore

- Site **construction works started** and progressing safely
- Construction **accommodation village in Karratha is operational**
- Train 1 modifications contractor selection targeted for H1 2023

Trunkline

- Trunkline **tracking ahead of schedule**
- Linepipe manufacturing ongoing

Floating production unit (FPU)

- Procurement program well advanced; **90% of tagged equipment ordered**
- First steel cut and fabrication commenced

Subsea, umbilical, risers and flowlines (SURF)

- **Xmas trees delivered** and in warehouse
- Fabrication of the subsea flowlines ongoing


Gas to gas heat exchanger


Power turbine testing

Percentage completions refer to the period ended 31 October 2022 for Scarborough and Pluto Train 2.

36

Woodside Energy

Managing risk

	SANGOMAR	SCARBOROUGH
INFLATIONARY	Project execution is well advanced; significant cost has been de-risked	Project contracting strategy has helped mitigate inflation Strategy of locking in costs early where possible and utilising lump sum contracts
SUPPLY CHAIN	Relocating FPSO to Singapore for integration and commissioning	Early market engagement and orders placement Supply chain pinch points identified and actioned early
REGULATORY	Maximising local content opportunities aligned with regulation	Progressing secondary regulatory approvals
CARBON	Utilising technology to reduce greenhouse gas intensity Focus on 'operate out' opportunities within existing facility design	Lower emission Pluto Train 2 design[1] <0.1% CO_2 in reservoir

1. Emissions reduction initiatives through the design phase have resulted in a reduction of approximately 1,000 kt CO_2-e per year of greenhouse gas emissions from Train 1 and a further 560 kt CO_2-e per year from Train 2, when compared to a 'business as usual' or unchanged design case.

37

Woodside Energy

Trion – progressing towards investment decision in 2023

STRATEGIC ALIGNMENT
Value accretive investment

Generates **near-term cashflow**

Competitive development cost with **quick payback**

ROBUST PLAN
Trion is Mexico's first deepwater development

Material resource with ~500 million barrels of 2C contingent resource[1] (gross)

Well-characterised subsurface and mature development concept

Targeting **FID ready in 2023**

UNLOCKS FUTURE GROWTH
Trion provides a base for future opportunities

Demonstrates **deepwater capabilities** in Mexico

Establishes infrastructure in Perdido Basin

Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.

1. 321.6 MMboe (net contingent resource Woodside share, 2C).

38

Woodside Energy

Trion – mature development concept provides execution flexibility

1

Floating facilities

- Semi-submersible floating production unit with capacity of 100 kbbl/d oil
- Storage and offloading provided by separate vessel
- 12.6 kg CO_2-e/boe emissions, benchmarks below industry average for deepwater facilities[1]

2

Subsea facilities

- Subsea well development
- Expandable infrastructure supports future infill wells development
- Approximately 130 km gas lateral connecting Trion to the existing midstream pipeline for Mexican markets

3

Reservoir and wells

- Two lower Eocene stacked reservoirs
- Target well depths of approximately 1,550 to 1,700 m below mudline
- Field development includes production, water injection and gas injection wells



Woodside Energy
PEMEX

1. Wood Mackenzie report titled 'Global deepwater: 2022 state of the industry', October 2022.

39

Woodside Energy

Trion – clear path to final investment decision

TECHNICAL

- ✓ Subsurface characterisation
- ✓ Engineering work to support execution
- ✓ Emissions reduction through design and operating philosophy

CONTRACTING

- ✓ High quality and experienced contractors engaged for major scopes
- ✓ Major scope of work competitively tendered
- ○ FPU contractor selection and award

STAKEHOLDERS

- ✓ Engagement plan
- ✓ Joint venture partner alignment

REGULATORY

- ✓ Declaration of commerciality
- ✓ Minimum work program
- ✓ Mature industry regulations
- ○ Field development plan (post-FID)



~500 MMboe
2C gross resource[1]

2028
Targeted first oil

~$6-8 B
Capital expenditure estimate (100% share)

~0.3 Mtpa
CO_2-e peak gross Scope 1 and 2 emissions unabated[2]

Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.

1. 321.6 MMboe (net contingent resource Woodside share, 2C).
2. ~0.2 Mtpa CO_2-e peak Scope 1 and 2 emissions unabated Woodside equity share.

40

Woodside Energy

AUSTRALIAN OPERATIONS Breyden Lonnie Vice President North West Shelf

Safe, low cost and lower carbon Australian operations

SAFE

Implementing area-specific safety improvement plans

Focused process safety management, including ongoing verification of effective process safety risk controls

LOW COST

New operating model implemented to control costs as NWS production declines

Delivering cost reductions through digital transformation

LOWER CARBON

Asset decarbonisation plans being pursued

Progressing a proposed solar facility that could supply up to 100MW of solar power to Pluto and other customers

Western Australia

Pluto | North West Shelf | Pyrenees | Macedon | Wheatstone | Julimar-Brunello | Ngujima-Yin | Okha

Net production[1] (kboe/d) — Remaining resources[2] (MMboe)


374
1,438


Perth

East coast Australia

Bass Strait

Net production[1] (kboe/d) — Remaining resources[2] (MMboe)


100
383

Gas | Liquids | 2P | 2C

1. Woodside Third Quarter Report 2022.
2. 2P + 2C net reserves and resources as at 1 June 2022 from the Woodside Half-Year Report 2022. Excludes Scarborough, Greater Scarborough, Greater Browse, Greater Sunrise and Stybarrow North. Includes fuel volumes of 138.3 MMboe and 17.3 MMboe for Western Australia and east coast Australia respectively.

42
Woodside Energy

Maximising value from existing assets

Strong operational performance

- Continuously optimising production and challenging current and future production constraints
- Maintaining high facility reliability

Nearfield and infill opportunities

- Delivered NWS Greater Western Flank-3 and Lambert Deep projects ahead of schedule and under budget
- Developing economic infill and nearfield opportunities across the portfolio

Leveraging capacity

- Transitioning the NWS business to toll other resource opportunities using available capacity at Karratha Gas Plant (KGP)
- Successfully processing Pluto gas via the Pluto-KGP Interconnector. To date, the Interconnector has accelerated 8 MMboe of Pluto production



Production (MMboe)[1]
250
200
150
100
50
0
2022
2023
2024
2025
2026
2027
Woodside total
Scarborough
First NWS train offline
Australian operations

1. Indicative only, not guidance. Refer to slide 10 of this presentation for further information on assumptions. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.

43

Woodside Energy

Asset decarbonisation plans 1 Asset decarbonisation plan potential impacts (Heritage Woodside assets only) 5 Design out 4 Operate out Asset decarbonisation plans have identified opportunities for up to 300kt in potential emissions Offset 3 reductions by 2030 for heritage Woodside assets 2 Potential impact of asset Future asset decarbonisation plans will be identified decarbonisation plans for heritage BHP assets 1 0 2016-2020 annual Production growth Emissions to be Emissions to be 2030 net equity 2016-2020 annual Production growth to Climate Report 2021 After asset 2030 net equity Scope Scope 1 and 2 average to 2030 abated, as estimated abated, as estimated average 2030 decarbonisation plan 1 and 2 emissions in Climate Report after asset emissions target 2022 target 2021 decarbonisation plans 44 1. Indicative only, not guidance. Potential impact of opportunities identified in Australian Operations asset decarbonisation plans assuming all opportunities progress to execution. Scope 1 and 2 emissions (Mtpa CO -e) 2

Committed to responsible decommissioning Indicative Australian Operations cumulative decommissioning spend 1 ($ billion) Enfield and Balnaves well plug and abandonment (P&A) 1.5 campaign in progress Bass Strait ongoing well P&A campaign and progressing 1.0 approvals and planning for platform decommissioning Multiple contracts awarded for removal of facility turrets and subsea hardware and equipment in WA waters 0.5 Progressing regulatory approvals for historical wellheads and subsea equipment removal 0.0 2023 - 2025 2026 - 2029 1. Indicative only. Not guidance. Subject to a range of assumptions that may not occur as forecast. Please refer to the “Disclaimer and important notices” section (including under the heading “Forward looking statements”) for 45 important cautionary information relating to forward looking statements.

INTERNATIONAL OPERATIONS Shiva McMahon Executive Vice President International Operations

Safe, low cost and lower carbon international operations

SAFE

Mature process and personal safety approach, driven by field leadership and active contractor involvement

Demonstrated deep water operations capability

LOW COST

Large, low cost producing assets with expansion potential and access to infrastructure and attractive markets

Established capability in understanding and optimising assets for value

Restructured organisation over the last two years for low cost environment

LOWER CARBON

Lower carbon intensity basin[1]

Ongoing improvement in operating performance through efficiency opportunities



Gulf of Mexico
Shenzi | Mad Dog | Atlantis
Net production[2] (kboe/d)
Remaining resources[3] (MMboe)
55
972
Caribbean
Greater Angostura | Ruby
Net production[2] (kboe/d)
Remaining resources[3] (MMboe)
27
82
Gas
Liquids
2P
2C

1. Wood Mackenzie report titled 'Carbon emissions performance in US GoM: a low emitter in the crossfire', February 2021.
2. Net production rate for Q3 2022.
3. 2P + 2C net reserves and resources as at 1 June 2022 from the Woodside Half-Year Report 2022. Excludes Trion, Wildling, Deepwater T&T, Liard and Sangomar. Includes Shenzi North and fuel volumes of 16.6 MMboe and 2.8 MMboe for GOM and Caribbean respectively.

47

Woodside Energy

Gulf of Mexico Shenzi Atlantis Mad Dog First oil: 2007 First oil: 2005 First oil: 2009 Houston Working interest: 44% Working interest: 23.9% Working interest: 72% 1 1 1 Current production: 16 kboe/d Current production: 10 kboe/d Current production: 29 kboe/d Shenzi Mad Dog Atlantis Woodside licences Not to scale High quality oil assets | Operating excellence | Pipeline of future growth 48 1. Equity production from Woodside Third Quarter 2022 Report. Atlantis production reduced in Q3 as a result of planned turnaround. June equity production rate was 38 kboe/d (Woodside Second Quarter 2022 Report).

Maximising value of existing assets

Gulf of Mexico

- Mad Dog Phase 2 expected online 2023
- Track record of executing profitable projects
  - Subsea multi phase pump and operational optimisation
  - Infill drilling and side tracks to maintain on-plateau production
- Pipeline of value-adding projects to maximise production
- Leveraging experience in effective life extension and corrosion management

Caribbean

- Optimisation focus for later life asset phase and maintaining readiness for growth

Senegal

- Focus on operational readiness for Sangomar through 2023

Production (MMboe)[1]


250
200
150
100
50
0
2022
2023
2024
2025
2026
2027
Woodside total
Senegal
Caribbean
GoM

1. Indicative only, not guidance. Refer to slide 10 of this presentation for further information on assumptions. Please refer to the "Disclaimer and important notices" section (including under the heading "Forward looking statements") for important cautionary information relating to forward looking statements.

49

Woodside Energy

High-return future growth options in the Gulf of Mexico 1 Average IRR for unsanctioned growth options (%) 30% Infill activities informed by ocean bottom node seismic 20% Leveraging existing facilities ~200 MMboe net 2C contingent resources 10% converted to 2P over last five years 0% Shenzi Atlantis Mad Dog 50 1. Average internal rate of return (IRR) weighted by net present value.

EXPLORATION AND DEVELOPMENT Andy Drummond Executive Vice President Exploration and Development

Exploration Risk management Value focus Value-focused portfolio to generate low cost, lower carbon development opportunities Characterise the subsurface and Fast commercialisation commercial elements Efficient execution Leverage co-ownerships High return options near existing infrastructure Rapid, high quality decisions Build diverse portfolio Green field options prioritising “fast to market” and commerciality 1 Disciplined spend: $300 – 400 million annual budget 52 1. Indicative only, not guidance.

Calypso – development

Concept and resource

- 3.2 Tcf gross 2C contingent resource with additional unpenetrated potential[1]
- ~250 km to southeast coastline in Trinidad
- Development concept screening is currently ongoing

Strategic fit

- Trinidad and Tobago's largest undeveloped discovered resource
- Potential partial backfill to Atlantic LNG and domestic petrochemical infrastructure

Focus areas

- Low cost, lower carbon development concept
- Commercial and marketing alignment



Barbados
Barbados explorations licences
Calypso
Tobago
Greater Angostura | Ruby
Block 5
Trinidad
0 50 100 200 km
Woodside licences

1. 2.3 Tcf (net contingent resource Woodside share, 2C).

53

Woodside Energy

Browse – development

Concept and resource

- 14.6 Tcf of gas and 412 MMbbl condensate (gross contingent resource, 2C)[1]
- Two FPSO facilities delivering ~11.4 Mtpa of LNG/LPG and domestic gas
- ~900 km pipeline to existing NWS project infrastructure

Strategic fit

- Large resource with potential to back fill NWS, offer domestic gas security and provide long-term supply to Asian markets

Focus areas

- Carbon solution
- Commercial progress
- Environmental approvals


Greater Browse
Karratha
0
100
200
400
km
Woodside licences

1. 4.47 Tcf and 126.2 MMbbl condensate net contingent resource Woodside share, 2C including 0.59 Tcf of fuel. Gross gas 2C estimate includes 1.9 Tcf of fuel.

54

Woodside Energy

Sunrise – development Concept and resource 1 • 5.3 Tcf (dry gas) and 226 MMbbl condensate (gross contingent resource, 2C) • Development concept screening in progress Timor - Leste Strategic fit Greater Indonesia Sunrise • Large resource with multiple development options • LNG opportunity supported by expected future gas demand Focus areas • Commercial and marketing alignment Australia • Select appropriate development concept Woodside licences 55 1. 1.8 Tcf and 75.6 MMMbl (net contingent resource Woodside share, 2C) including 0.1 Tcf of fuel. Gross gas 2C estimate includes 0.2 Tcf of fuel.

NEW ENERGY Shaun Gregory Executive Vice President New Energy

Executing our new energy and lower carbon services strategy CUSTOMER INTEGRATED CARBON NEW ENERGY COLLABORATION SOLUTIONS Working with customers to develop Targeting hydrogen and ammonia production Developing solutions to help decarbonise demand for new sources of energy leveraging Woodside’s core capabilities Woodside and our customers Scalable to match the pace of the energy transition PROFITABLE LOWER CARBON RESILIENT Targeting $5 billion investment in new energy products 1 and lower carbon services by 2030 OPTIMISE VALUE AND LOW COST DIVERSIFIED SHAREHOLDER RETURNS 57 1. Individual investment decisions are subject to Woodside’s investment hurdles. Not guidance. Potentially includes both organic and inorganic investment.

Integrated carbon solutions

CARBON MANAGEMENT STRATEGY | **Develop integrated carbon solutions to help our hydrocarbon business, new energy business and our customers**

	OFFSETS	CARBON CAPTURE AND STORAGE (CCS)	CARBON TO PRODUCTS
FOCUS	**Originate high integrity offset units and purchase from select third parties**	**Secure and accelerate CCS in Australia and beyond**	**Invest in technology advancement to convert carbon into useful products**
BENEFITS	Available at scale now	Potential for large scale CO_2 storage	Future conversion of carbon at source of generation
PROGRESS	**Executed plan to secure offsets to meet Woodside's 2030 net emissions reduction targets[1,2]**	**Awarded three permits to advance studies on carbon capture and storage in Australia[3]**	**Collaborations with String Bio, ReCarbon and LanzaTech**

1. Amount of offsets includes those currently held in offset accounts, forecast yield from forward contracts and offsets related to land purchased for carbon origination projects (but not yet fully implemented). The offsets include Australian Carbon Credit Units and voluntary market offset units. Forecast includes offsets required up to and including 2030 and excludes retired units.
2. Woodside equity emissions abatement demand is based on current and sanctioned projects at current equity share as well as near and medium term net equity Scope 1 and 2 greenhouse gas emissions targets. Refer to slide 20 for further information on Woodside's net emissions reduction targets.
3. The carbon capture and storage permits are subject to commercial agreements, regulatory approvals and being granted appropriate titles.

58
Woodside Energy

Hydrogen and ammonia solutions HYDROGEN AND Develop solutions and pursue technologies to assist our customers with their decarbonisation pathways AMMONIA STRATEGY INDUSTRIALS AND HEAVY DUTY SHIPPING AND POWER CHEMICALS TRANSPORT MARINE FUELS Decarbonisation of coal-fired Provide lower carbon Decarbonisation of mobility power generation and longer Decarbonisation of industrial feed stock and CCS FOCUS sector (diesel substitution) term substitution of natural maritime and supply chains in hard-to-abate sectors gas Diversifies supply and May enable progressive Line of sight to diesel parity May enable lower carbon provides lower carbon power displacement of existing grey shipping corridors for bulk BENEFITS Operational benefits versus ammonia and hydrogen Potential to expand into carriers 1 battery electric trucks supply combined cycle gas turbines Exploring opportunities Exploring new Joint feasibility study on Long lead items with potential partners and opportunities across hard- PROGRESS ammonia supply chain ordered for H2OK original equipment to-abate sectors from Australia to Japan manufacturers 59 1. Ammonia produced from natural gas without carbon abatement.

A portfolio of new energy opportunities Woodside Solar Proposed solar facility that could supply up to 100 MW to Pluto and other customers located near Karratha in Western Australia, with the potential to expand this facility to up to 500 MW as customer demand arises in the future Southern Green Hydrogen Heliogen Proposal for renewable ammonia Initial 5 MW concentrated solar energy production facility, targeting up to system to prove concept of clean 500,000 tonnes of ammonia per year energy delivery with nearly 24/7 Houston availability. Potential deployment to support our operations Perth H2Perth H2OK Proposal for a world-scale hydrogen and Proposed initial phase targeting up to 60 tonnes H2Tas ammonia production facility. Land secured in per day of liquid hydrogen leveraging existing industrial precinct with access to Asian and Proposal for renewable hydrogen network, a large portion which is wind-powered. Australian markets production for export as ammonia Ideally located for US truck market to Asian markets 60 Conceptual images only, not to scale. Proposed facilities are subject to project approvals, regulatory approvals, commercial agreements and market demand.

H2OK progressing towards FID Completed detailed geotechnical investigations TECHNICAL FEED activities underway Electrolysis equipment supply contract awarded in October 2022 Execute agreements for power and water supply CONTRACTING Award contract for liquification equipment supply Award engineering, procurement, construction contracts Targeting primary end use of heavy-duty trucks and equipment MARKETING Progressing customer offtake discussions 2023 2026 Targeted FID Targeted first liquid hydrogen Awarded contract for local support on regulatory approvals Assess Inflation Reduction Act incentives REGULATORY Progressing regulatory and environmental approvals 61 Cost and schedule dates are estimates based on current planning and are subject to project approvals, regulatory approvals, commercial agreements and market demand.

New energy value chain Power generation Processing, Liquids marketing Customers electrolysis + liquefaction Segments of the value chain Advantaged locations Large scale Key advantages and growth Strong global liquids Years of strong Power processing and catalysts for Woodside’s H2 marketing capability relationships with experience for safe, Water and presence key energy customers projects reliable operations Infrastructure High barrier to entry Traditional plus new Deep market Potential for higher Optimisation lever Characteristics customers returns Investment focus Enabling capital Enabling capital Strategic focus aligned to Woodside’s core capabilities 62

CLOSE Meg O’Neill Chief Executive Officer and Managing Director

The investment case – a global energy supplier DISCIPLINED CAPITAL HIGH QUALITY POSITIONED FOR THE MANAGEMENT PORTFOLIO ENERGY TRANSITION Framework established to optimise value Agile, flexible and adaptable as the Scale, diversification and resilience and shareholder returns world’s energy mix evolves to deliver enduring value Resilient cash flow Advantaged locations and markets 1 Delivering net emissions reduction targets History of strong dividends Conventional asset base weighted to LNG Progressing new energy opportunities Clear capital allocation and Major growth projects in execution capital management frameworks Customer-led and scalable Pipeline of opportunities Strong balance sheet Safe | Reliable | Low cost | Lower carbon | High cash generation 1. Woodside’s net emissions reduction targets are for net equity Scope 1 and 2 greenhouse gas emissions, with a targeted reduction of 15% by 2025, 30% by 2030, with an aspiration of net zero by 2050. The net emissions reduction targets are relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020. The baseline will be adjusted for the assets acquired through the merger with 64 BHP Petroleum and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021.

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QUESTION AND ANSWER

APPENDIX

Glossary

\$, \$m, \$B	US dollar unless otherwise stated, millions of dollars, billions of dollars
A\$, AUD	Australian dollar
ASX	Australian Securities Exchange
2P	Proved plus Probable reserves
2C	Best Estimate of Contingent resources
Bcf	Billion cubic feet
BHP Petroleum or BHPP	BHP Petroleum or BHPP means BHP Petroleum International Pty Ltd ACN 006 923 897 and, unless context otherwise requires, its subsidiaries. References to "BHP Petroleum International Pty Ltd" are to "BHP Petroleum International Pty Ltd" excluding its subsidiaries
boe, kboe, MMboe, Bboe	Barrel of oil equivalent, thousand barrels of oil equivalent, million barrels of oil equivalent, billion barrels of oil equivalent
Capital expenditure	Includes capital additions on oil and gas properties and evaluation capitalised
CCS	Carbon capture and storage
CCU	Carbon capture and utilisation
CCUS	Carbon capture, utilisation and storage
CH_4	Methane
CO_2	Carbon dioxide
CO_2-e	CO_2 equivalent. The universal unit of measurement to indicate the global warming potential of each of the seven greenhouse gases, expressed in terms of the global warming potential of one unit of carbon dioxide for 100 years. It is used to evaluate releasing (or avoiding releasing) any greenhouse gas against a common basis[1]
Conventional	Conventional resources exist in porous and permeable rock with pressure equilibrium. The hydrocarbons are trapped in discrete accumulations related local geological structure feature and/or stratigraphic condition
cps	Cents per share
Decarbonise	To avoid, reduce or offset greenhouse gas emissions. It can apply to both the production and the use of products and services.
EBIT	Calculated as a profit before income tax, PRRT and net finance costs
EBITDA margin	Calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation and impairment divided by operating revenue

EBITDAX	Calculated as a profit before income tax, PRRT, net finance costs, depreciation and amortisation, impairment and exploration and evaluation expense
Equity greenhouse gas emissions	Woodside sets its Scope 1 and 2 greenhouse gas emissions reduction targets on an equity basis. This ensures that the scope of its emissions reduction targets is aligned with its economic interest in its investments. Equity emissions reflect the greenhouse gas emissions from operations according to Woodside's share of equity in the operation. Its equity share of an operation reflects its economic interest in the operation, which is the extent of rights it has to the risks and rewards flowing from the operation[2]
FEED	Front-end engineering design
FID	Final investment decision
FPSO	Floating production storage and offloading
FPU	Floating production unit
Free cash flow	Cash flow from operating activities less cash flow from investing activities
Gearing	Net debt divided by net debt and equity attributable to the equity holders of the parent
GHG or greenhouse gas	The seven greenhouse gases listed in the Kyoto Protocol are: carbon dioxide (CO_2); methane (CH_4); nitrous oxide (N_2O); hydrofluorocarbons (HFCs); nitrogen trifluoride (NF_3); perfluorocarbons (PFCs); and sulphur hexafluoride (SF_6)
IRR	Internal rate of return
JCC	The Japan customs-cleared crude is the average price of customs-cleared crude oil imports into Japan as reported in customs statistics (also known as 'Japanese crude cocktail') and is used as a reference price for long-term supply LNG contracts
JV	Joint venture
KGP	Karratha Gas Plant
LNG	Liquefied natural gas
Lower carbon services	Woodside uses this term to describe technologies, such as CCUS or offsets, that may be capable of reducing the net greenhouse gas emissions of our customers
MMbbl	Million barrels
MMBtu	Million British thermal units
Mtpa	Million tonnes per annum
MW	Megawatt
MWh	Megawatt hour

1. See IFRS Foundation 2021: Climate Related Disclosures Prototype. Appendix A.
2. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

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Glossary

Net greenhouse gas emissions	Woodside has set its Scope 1 and 2 greenhouse gas emissions reduction targets on a net basis, allowing for both direct emissions reductions from its operations and emissions reductions achieved from the use of offsets. Net greenhouse gas emissions are equal to an entity's gross greenhouse gas emissions reduced by the number of retired offsets
Net equity greenhouse gas emissions	Woodside's equity share of net greenhouse gas emissions
Net zero	Net zero emissions are achieved when anthropogenic emissions of greenhouse gases to the atmosphere are balanced by anthropogenic removals over a specified period. Where multiple greenhouse gases are involved, the quantification of net zero emissions depends on the climate metric chosen to compare emissions of different gases (such as global warming potential, global temperature change potential, and others, as well as the chosen time horizon)[1]
New energy	Woodside uses this term to describe energy technologies, such as hydrogen or ammonia, that are emerging in scale but which are expected to grow during the energy transition due to having lower greenhouse gas emissions at the point of use than conventional fossil fuels
NGLs	Natural gas liquids
NPAT	Net profit after tax
NWS	North West Shelf
Offsets	Carbon offsets. Avoided GHG emission, GHG emission reduction or GHG removal and sequestration made available to another organisation in the form of a carbon credit to counterbalance unabated/residual GHG emissions • Avoidance offsets: Offsets which result in the avoidance of GHG emissions that would otherwise occur without the protective actions implemented to generate the offset, for example, the avoidance of deforestation • Reduction offsets: Offsets that result in a reduction of GHG emissions from an activity that is additional, for example, CO2 capture and geological storage • Removal offsets: Offsets based on the withdrawal of GHG emissions from the atmosphere, for example through the use of GHG sinks or GHG removal technologies. Removal offsets are important in achieving net-zero emissions as they help remove and store residual emissions[2]
Operated and non-operated	Oil and gas joint venture participants will typically appoint one company as the operator, which will hold the contractual authority to manage joint venture activities on behalf of the joint venture participants. Where Woodside is the operator of a joint venture in which it holds an equity share, this report refers to that joint venture as being operated. Where another company is the operator of a joint venture in which Woodside holds an equity share, this report refers to that joint venture as being non-operated
PRRT	Petroleum resource rent tax
RFSU	Ready for start-up
Scope 1 GHG emissions	Direct GHG emissions. These occur from sources that are owned or controlled by the company, for example, emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.; emissions from chemical production in owned or controlled process equipment.[3] Woodside estimates greenhouse gas emissions, energy values and global warming potentials in accordance with the National Greenhouse and Energy Reporting (NGER) methodology as applicable in FY20-21
Scope 2 GHG emissions	Electricity indirect GHG emissions. Scope 2 accounts for GHG emissions from the generation of purchased electricity consumed by the company. Purchased electricity is defined as electricity that is purchased or otherwise brought into the organisational boundary of the company. Scope 2 emissions physically occur at the facility where electricity is generated.[3] Woodside estimates greenhouse gas emissions, energy values and global warming potentials in accordance with the National Greenhouse and Energy Reporting (NGER) methodology as applicable in FY20-21
Scope 3 GHG emissions	Other indirect GHG emissions. Scope 3 is an optional reporting category that allows for the treatment of all other indirect emissions. Scope 3 emissions are a consequence of the activities of the company, but occur from sources not owned or controlled by the company. Some examples of scope 3 activities are extraction and production of purchased materials; transportation of purchased fuels; and use of sold products and services[3]
Shareholder or Woodside Shareholder	A holder of Woodside Shares from time to time
T&T	Trinidad and Tobago
Tcf	Trillion cubic feet
TRIR	Total recordable injury rate
Underlying NPAT	Net profit after tax excluding any exceptional items
Unit production cost or UPC	Production cost divided by production volume
USD	United States dollar
Woodside	Woodside Energy Group Ltd ACN 004 898 962
Woodside Shares or Shares	Fully paid ordinary shares in the capital of Woodside
YTD	Year to date

1. IPCC, 2018: Annex I: Glossary [Matthews, J.B.R. (ed.)]. In: Global Warming of 1.5°C. An IPCC Special Report on the impacts of global warming of 1.5°C above pre-industrial levels and related global greenhouse gas emission pathways, in the context of strengthening the global response to the threat of climate change, sustainable development, and efforts to eradicate poverty [Masson-Delmotte, V., P. Zhai, H.-O. Pörtner, D. Roberts, J. Skea, P.R. Shukla, A. Pirani, W. Moufouma-Okia, C. Péan, R. Pidcock, S. Connors, J.B.R. Matthews, Y. Chen, X. Zhou, M.I. Gomis, E. Lonnoy, T. Maycock, M. Tignor, and T. Waterfield (eds.)]. In Press. Page 555.
2. IPIECA 2022. "Net zero emissions: glossary of terms". https://www.ipieca.org/resources/awareness-briefing/net-zero-emissions-glossary-of-terms/, page 5.
3. World Resources Institute and World Business Council for Sustainable Development 2004. "GHG Protocol: a corporate accounting and reporting standard".

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Woodside Energy

Head Office: Woodside Energy Group Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com Woodside Energy Group Ltd ABN 55 004 898 962 woodside.com